ALLEGIANT FUNDS
                            ALLEGIANT ADVANTAGE FUND
                                 760 Moore Road
                       King of Prussia, Pennsylvania 19406


                                February 20, 2009


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

                  Re: Allegiant Funds and Allegiant Advantage Fund (together, the "Registrant") Preliminary Proxy Statement Registration Nos. 33-00488/811-04416 and
                      33-65690/811-07850, respectively
                      --------------------------------

Ladies and Gentlemen:

         Attached is a letter that summarizes the staff's comments on Registrant's Preliminary Proxy Statement pursuant to Schedule 14A (the "Preliminary Proxy") and Registrant's responses to such comments.

         Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy. Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Preliminary Proxy may not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Preliminary Proxy. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

                                      Very truly yours,

                                      Allegiant Funds
                                      Allegiant Advantage Fund


                                      By:      /s/Audrey C. Talley
                                               -------------------
                                               Audrey C. Talley
                                               Secretary

                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com

                                February 20, 2009






VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE: STAFF COMMENTS TO PRELIMINARY PROXY STATEMENT OF ALLEGIANT FUNDS AND ALLEGIANT ADVANTAGE FUND
                  (TOGETHER, THE "REGISTRANT"):
                  REGISTRATION NOS. 33-00488/811-04416 AND
                  33-65690/811-07850, RESPECTIVELY
                  --------------------------------

Dear Ms. Browning:

         This letter is in response to your comments from January 16, 2009 on the Registrant's Preliminary Proxy Statement. Your comments and the Registrant's responses are as follows:

         1. COMMENT: The following statement should be in bold font: "The Notice of Joint Special Meeting of Shareholders and Proxy Statement are available on the Funds' website at AllegiantFunds.com."

         RESPONSE:  The requested change will be made.

         2. COMMENT: The meaning of the word "substantially" is unclear in the following sentence: "The Previous Advisory Agreements and each New Advisory Agreement are substantially identical except as to the date and term of each Agreement." Please revise accordingly.

         RESPONSE: The sentence has been revised as follows: "There are no material differences between the Previous Advisory Agreements and each New Advisory Agreement. The referenced Agreements are identical except as to the date and term of each Agreement."

         3. COMMENT: The "fee waiver" column in the adviser compensation table on page 20 should be removed as it is inappropriate for voluntary waivers to be listed in the table (although they may be addressed in a footnote).

         RESPONSE: The "fee waiver" column has been moved to a footnote and it is printed in a smaller font than the compensation table font.

         If you would like to discuss any of these items further, please contact me at 215-988-2719.

                                                          Very truly yours,

                                                          /s/ Audrey C. Talley
                                                          --------------------
                                                          Audrey C. Talley